CM

03001746

SEC MAIL RECEIVED PROCESSING SECTION
FEB 19 2003
WASH. D.C. 187

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-49718 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garry Pierce Financial Services, LLP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1929 N Washington St.
(No. and Street)

Bismarck (City) North Dakota (State) 58501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garry Pierce 701-222-3017
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady, Martz & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

207 E Broadway, Suite 200 (Address) Bismarck (City) North Dakota (State) 58501 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

## OATH OR AFFIRMATION

I, Garry Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garry Pierce Financial Services, LLP, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Garry Pierce
Signature

General Partner
Title

Mary Ann Meyer
Notary Public 11-26-2007

This report** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GARRY PIERCE FINANCIAL SERVICES, LLP

## BISMARCK, NORTH DAKOTA

FINANCIAL STATEMENTS
AS OF
DECEMBER 31, 2002 and 2001
AND
INDEPENDENT AUDITOR'S REPORT

## GARRY PIERCE FINANCIAL SERVICES, LLP

TABLE OF CONTENTS

BRADY
MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

# *INDEPENDENT AUDITOR'S REPORT*

Garry Pierce Financial
Services, LLP
Bismarck, North Dakota 58501

We have audited the accompanying balance sheets of Garry Pierce Financial Services, LLP as of December 31, 2002 and 2001, and the related statements of operations, members' equity and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garry Pierce Financial Services, LLP as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.

January 30, 2003

BRADY, MARTZ & ASSOCIATES, P.C.
207 East Broadway, Suite 200 P.O. Box 1297
Bismarck, ND 58502-1297 (701) 223-1717 Fax (701) 222-0894
OTHER OFFICES: Minot and Grand Forks, ND
Thief River Falls, MN

# GARRY PIERCE FINANCIAL SERVICES, LLP

## BALANCE SHEETS

## DECEMBER 31, 2002 AND 2001

### ASSETS

| | 2002 | 2001 |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ 5,327 | $ 1,332 |
| Securities available for sale | 12,954 | 25,506 |
| Accounts receivable | - | 5,123 |
| Prepaid expenses | 309 | 309 |
| Total current assets | 18,590 | 32,270 |
| Property and equipment | 4,564 | 4,564 |
| Less accumulated depreciation | 4,564 | 4,304 |
| Net property and equipment | - | 260 |
| Total assets | $ 18,590 | $ 32,530 |

### MEMBERS' EQUITY

| | 2002 | 2001 |
|---|---|---|
| Members' equity | $ 27,481 | $ 34,983 |
| Accumulated other comprehensive income | (8,891) | (2,453) |
| Total members' equity | $ 18,590 | $ 32,530 |

The accompanying notes are an integral part of theses financial statements.

# GARRY PIERCE FINANCIAL SERVICES, LLP

## STATEMENTS OF OPERATIONS

## FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| Commissions revenues | $ 62,459 | $ 105,893 |
| Investment income | 1,989 | 95 |
| Other income | 197 | 159 |
| Total goss revenues | 64,645 | 106,147 |
| General and administrative expenses: | | |
| Professional fees | 1,510 | 1,370 |
| Advertising | 96 | 72 |
| Rent | 3,708 | 3,708 |
| Telephone | 1,601 | 1,571 |
| Depreciation | 260 | 521 |
| Bank charges | - | 27 |
| Repairs and maintenance | 48 | 48 |
| Office supplies | 410 | 1,213 |
| Fees | 1,858 | 3,548 |
| Pension expense | 5,500 | 7,000 |
| Other | 1,700 | 1,031 |
| Total expenses | 16,691 | 20,109 |
| Net earnings | $ 47,954 | $ 86,038 |

The accompanying notes are an integral part of theses financial statements.

# GARRY PIERCE FINANCIAL SERVICES, LLP

## STATEMENTS OF MEMBERS' EQUITY

## FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| | Members' Equity | Accumulated Other Comprehensive Income | Total Members' Equity |
|---|---|---|---|
| Balance - December 31, 2000 | $ 33,445 | $ (2,855) | $ 30,590 |
| Comprehensive income: | | | |
| Net earnings | 86,038 | - | 86,038 |
| Unrealized gain on marketable securities | - | 402 | 402 |
| Total comprehensive income | | | 86,440 |
| Members' draws | (84,500) | - | (84,500) |
| Balance - December 31, 2001 | 34,983 | (2,453) | 32,530 |
| Comprehensive income: | | | |
| Net earnings | 47,954 | - | 47,954 |
| Unrealized loss on marketable securities | - | (6,438) | (6,438) |
| Total comprehensive income | | | 41,516 |
| Members' draws | (55,456) | - | (55,456) |
| Balance - December 31, 2002 | $ 27,481 | $ (8,891) | $ 18,590 |

The accompanying notes are an integral part of theses financial statements.

# GARRY PIERCE FINANCIAL SERVICES, LLP

## STATEMENTS OF CASH FLOWS

## FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net earnings | $ 47,954 | $ 86,038 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | |
| Depreciation | 260 | 521 |
| Gain on sale of securities available for sale | (1,959) | - |
| (Increase) decrease in: | | |
| Accounts receivable | 5,123 | (2,324) |
| Other current assets | - | 691 |
| Net cash provided by operating activities | 51,378 | 84,926 |
| Cash flows used by investing activities: | | |
| Purchases of securities available for sale | - | (6,103) |
| Proceeds from sales of securities available for sale | 8,086 | - |
| Dividends reinvested | (13) | (54) |
| Net cash provided (used) by investing activities | 8,073 | (6,157) |
| Cash flows used by financing activities: | | |
| Members' draws | (55,456) | (84,500) |
| Net increse (decrease) in cash and cash equivalents | 3,995 | (5,731) |
| Cash and cash equivalents at beginning of period | 1,332 | 7,063 |
| Cash and cash equivalents at end of period | $ 5,327 | $ 1,332 |

The accompanying notes are an integral part of theses financial statements.

## GARRY PIERCE FINANCIAL SERVICES, LLP

### Notes to Financial Statements

### December 31, 2002 and 2001

### *NOTE 1 NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES*

**Nature of Operations** - The Company operates as a broker/dealer providing sales of investment companies, variable annuity contracts and real estate investment trusts on an application-way basis. The majority of the Company's revenues are generated from sales to residents of North Dakota. The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company does not maintain margin accounts, does not hold funds or securities for customers and promptly transmits all customer funds and securities connected with the Company's brokerage activities.

**Basis of Accounting** - Commission revenue and commission expense are recognized on a trade date basis.

**Cash and Cash Equivalents** - The Company considers temporary, highly liquid investments to be cash equivalents.

**Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Depreciation** - Depreciation is computed using a straight-line methods over the assets' expected useful lives. The estimated useful life of the Company's fixed assets are as follows:

| | |
|---|---|
| Office equipment and fixtures | 5 - 7 years |

### *NOTE 2 CASH AND CASH EQUIVALENTS*

Cash and cash equivalents at December 31, 2002 and 2001 consist of the following:

| Account | Current Interest Rate | 2002 | 2001 |
|---|---|---|---|
| Capital Credit Union | 1.00% | $1,275 | $ 769 |
| Capital Credit Union | - | 4,052 | 345 |
| Ameritrade | 2.75% | - | 218 |
| Total cash and cash equivalents | | $5,327 | $1,332 |

# GARRY PIERCE FINANCIAL SERVICES, LLP

## Notes to Financial Statements - Continued

## December 31, 2002 and 2001

### *NOTE 3 SECURITIES AVAILABLE FOR SALE*

The cost and approximate market value of the Company's securities as of December 31, 2002 and 2001 are as follows:

| Security | Cost | Gross Unrealized Gain (Loss) | Market Value |
|---|---|---|---|
| 2002: | | | |
| Growth Fund of America - Mutual Fund | $21,845 | $(8,891) | $12,954 |
| 2001: | | | |
| Growth Fund of America - Mutual Fund | $21,832 | $(5,211) | $16,621 |
| AT&T Corp Com | 3,911 | (283) | 3,628 |
| AT&T Wireless Services, Inc. Com | 0 | 920 | 920 |
| Lucent Tech Inc. Com | 635 | (5) | 630 |
| Office Depot Inc. Com | 1,581 | 2,126 | 3,707 |
| | $27,959 | $(2,453) | $25,506 |

The Company identifies cost on the first-in first-out method. Proceeds and gross realized gain from sale of securities available for sale totaled $8,086 and $1,959, respectively in 2002.

### *NOTE 4 CONCENTRATION OF CREDIT RISK*

Approximately 45% of the Company's earned revenues were generated from commissions associated with transactions of Dakota Real Esate Investor's Trust shares. Dakota REIT is a real estate investment trust with properties located throughout the upper Midwest.

### *NOTE 5 INCOME TAXES*

The Company is a limited liability partnership for federal and state income tax purposes. Income or loss from the Company is passed through to the partnerships' members and taxed at the individual level. Therefore, no provision or liability for federal and state income taxes is reflected in the financial statements.

GARRY PIERCE FINANCIAL SERVICES, LLP

Notes to Financial Statements - Continued

December 31, 2002 and 2001

## *NOTE 6 OPERATING LEASE*

The Company renewed their current lease agreement, effective January 1, 2003, to lease office space until April 30, 2005. Rent expense totaled $3,708 and $3,708 for 2002 and 2001 respectively.

Future minimum lease payments are as follows:

| | | |
|---|---|---|
| For the year ended: | 2003 | $3,939 |
| | 2004 | 3,960 |
| | 2005 | 1,320 |

## *NOTE 7 NET CAPITAL REQUIREMENTS*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2002 and 2001, the Company had the following net capital:

| | 2002 | 2001 |
|---|---|---|
| Net capital | $16,338 | $15,460 |
| Excess net capital (Minimum requirement of $5,000) | $11,338 | $10,460 |
| Aggregate indebtedness ratio | .00 to 1 | .00 to 1 |

## *NOTE 8 ADVERTISING EXPENSE*

Advertising costs are expensed as incurred. Total advertising expense for the years ended December 31, 2002 and 2001 were $96 and $72, respectively.

## *SUPPLEMENTARY INFORMATION*

Schedule I

# GARRY PIERCE FINANCIAL SERVICES, LLP

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934

## As of December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| Net capital: | | |
| Total members' equity | $18,590 | $32,530 |
| Less unrealized gain on securities | - | - |
| Less non-allowable assets: | | |
| Haircuts on securities | (1,943) | (2,493) |
| Other current assets/receivables | (309) | (14,317) |
| Fixed assets | - | (260) |
| Net capital | $16,338 | $15,460 |
| Aggregate indebtedness | $ - | $ - |
| Computation of basic net capital requirement: | | |
| Minimum net capital requirements [1] | $ 5,000 | $ 5,000 |
| Excess net capital at 1500% [2] | $16,338 | $15,460 |
| Excess net capital at 1000% [2] | $16,338 | $15,460 |
| Ratio: Aggregate indebtedness to net capital | .00 to 1 | .00 to 1 |
| *Reconciliation with company's computation (included in Part II of Form X017A-5 as of December 31, 2002 and 2001)* | | |
| Net capital, as reported in Company's Part II (Unaudited) FOCUS Report | $16,338 | $15,460 |
| Net audit adjustments to allowable assets | - | - |
| Net capital per above | $16,338 | $15,460 |

1 Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $5,000.

2 Excess net capital figures at 1500% and 1000% are based on the following calculated minimum net capital requirements:

| 1500% | 1000% |
|---|---|
| $ - | $ - |

**GARRY PIERCE FINANCIAL SERVICES, LLP**

**Claim of Exemption From Rule 15c3-3**

**December 31, 2002 and 2001**

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

## *INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3*

Garry Pierce Financial Services, LLP
Bismarck, North Dakota 58501

In planning and performing our audits of the financial statements and supplemental schedule of Garry Pierce Financial Services, LLP (the Company), for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
207 East Broadway, Suite 200 P.O. Box 1297
Bismarck, ND 58502-1297 (701) 223-1717 Fax (701) 222-0894
OTHER OFFICES: Minot and Grand Forks, ND
Thief River Falls, MN

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.

January 30, 2003